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FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
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1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)
Cash, R. Don                             Zions Bancorporation                                         01-15-2003
One South Main, Suite 1134               (ZION)
Salt Lake City, UT 84111

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6. Relationship of Reporting Person to Issuer (Check all applicable)

[X]Director [ ]10% Owner [ ]Officer (give title below) [ ]Other (specify below)

7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common Stock                                                              29,311          D

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.          10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number      Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of          Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-      Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative       of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-       Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities      ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-       Secu-  ship
                     Security                4 and 5)                                          5)      fically     rity:  (Instr.
                                                                                                       Owned       Direct 4)
                                                                                                       at end      (D) or
                                                                                       Amount          of          Indi-
                             (Month/  C                      Date  Expi-               or              Month       rect
                              Day/    O                      Exer- ra-                 Number          (Instr.     (I)
                              Year)   D                      cis-  tion                of              4)          (Instr.
                                      E   V  (A)    (D)      able  Date  Title         Shares                      4)
Phantom Stock        (a)      01-13   A      17.4907         (b)   (b)   Common Stock  17.4907 $42.88  26,445.925  D
                              -2003

Stock Option (right                                                      Common Stock                  22,689      D
to buy)

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Explanation of responses:

          a. Each phantom stock unit represents one share of the company's Common Stock.

          b. Phantom stock units are paid out in cash upon the earlier of resignation, retirement or death.


Signature of Reporting Person:

         /s/Clark B. Hinckley
         --------------------------------------------------
         as Attorney In Fact for R. Don Cash